NAME OF REGISTRANT: Mondelēz International, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Mondelēz International, Inc. 2023 Proxy Statement:

Publish Annual Benchmarks for Achieving Company’s 2025 Cage-Free Egg Goal

Mondelēz International. Symbol: MDLZ

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., the investment advisor to the Green Century Equity Fund, seeks your support for the cage-free egg proposal filed at Mondelēz International, Inc. (hereby referred to as “Mondelēz” or “the Company”) in its 2023 proxy statement asking the Company to disclose or create any annual glidepath benchmarks the Company may have for achieving its global cage-free egg goal by 2025. The Proponent believes taking such action would serve the long-term interests of the Company by staying ahead of market trends regarding animal welfare and reducing governance and reputational risks.

Resolved: Shareholders ask Mondelēz to disclose any annual glidepath benchmarks the company may have for achieving its global cage-free egg goal. If the company does not have any such glidepath, shareholders ask it to develop and disclose one. This should be done within three months of the 2023 shareholder meeting, at a reasonable cost, and omitting proprietary information.

RATIONALE FOR A “YES” VOTE

1.	Reasonable Disclosure - Mondelēz states that disclosing or creating glidepath interim goals for its egg supply chain would be “burdensome, unnecessary…. and could generate confusion among our stakeholders.” Contrary to this statement, Mondelēz already discloses benchmarks and time-bound plans for other commitments, such as net-zero and key emissions goals, and competitors currently disclose interim goals for cage-free eggs. The resolution’s request to provide more transparency on the glidepath to 100% cage-free eggs is not out of step with industry standards or Mondelēz’s current practices.
2.	Missed Market Opportunities Could Compromise Shareholder Value - Demand for cage-free eggs, and the supply to match it, has grown dramatically in the U.S. and European Union (EU). This consumer and producer trend is likely to continue in other major egg producing markets such as China, which is by far the world’s largest producer of eggs.[1] By transparently fulfilling its cage-free egg commitments, Mondelēz could stay ahead of consumer demand for cage-free eggs across its international markets.
3.	Governance Risk – Failing to align internal strategies with the Company’s public commitments, and lack of disclosure on how the Company will meet its commitments could be a sign of governance risk. Inability to meet public commitments could lead to negative press, as was the case for McDonald’s in 2022.
4.	Reputational Risk - Continuing to support unpopular animal welfare practices like “battery cages”, where hens are housed in cages less than the size of a piece of printer paper, could create negative press as supply chain transparency increases and consumer preferences for humanely raised proteins grow.

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1 https://www.researchgate.net/publication/325760956_Egg_production_in_China#:~:text=5%2C7

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

BACKGROUND

There has been significant public outcry over the condition of egg laying hens in the past decade. Large numbers of egg laying hens are still raised in intensive “battery cages” where animals live their entire lives in a space smaller than a sheet of printer paper. These animals are unable to spread their wings, or engage in any natural behavior such as nesting, perching, dustbathing, or shelter seeking.2 Cage-free systems allow hens to move freely, greatly improving their welfare. In the past decade the visibility of supply chains and demand for and availability of cage-free eggs has grown rapidly.

Mondelēz has made commitments regarding cage-free eggs but offers no transparency into how it will reach its goals. According to their recent reports, 39% of Mondelēz’s global eggs are cage-free, and this number is “on track” with its internal goals. With a stated goal of 100% cage-free eggs (Ukrainian and Russian markets excluded) less than 2 years away and annual growth in cage-free eggs sourcing only totaling 12%, the Proponent is concerned that without additional transparency shareholders will have no warning if Mondelēz is unable to meet its commitment.

1.	REASONABLE DISCLOSURE

Green Century has reviewed another firm’s exempt solicitation, filed on April 7, 2023, explaining their view as to why disclosure of cage-free egg benchmarks is reasonable for Mondelēz. In its exempt solicitation, it cites that Mondelēz already has cage-free egg benchmarks, and therefore, disclosing the glide paths would not be burdensome. We also note that Mondelēz currently discloses interim goals toward other long-term sustainability objectives. We therefore believe that disclosing interim goals for this objective would be aligned with current Company practices and those of competitors who disclose their interim cage-free egg goals. Considering these factors, the disclosure requested in our proposal is reasonable.

2.	MISSED MARKET OPPORTUNITIES COULD COMPROMISE SHAREHOLDER VALUE

The past decade has seen an explosion in the growth of the cage-free egg market. Domestically, the percentage of hens in cage-free housing grew from 4% in 2010, to 28% in 2020, and the total percentage of hens in cage-free housing is expected to grow to approximately 70% in the next four years, with a total worldwide market value reaching $6.41 billion.3,4 Growth in demand has largely been driven by the market and consumer preferences, though pressure by governments on manufacturers to switch to the production of cage-free eggs has also boosted growth.56 Demand is not limited to the U.S. and European markets. Across the world, in places as diverse as Australia, Bangladesh, Brazil, Chile, China, India, Malaysia, Nigeria, Pakistan, Philippines, Sudan, and Thailand, the majority of consumers state they prefer that hens do not suffer during egg production.7 Multi-national purchasers, like Mondelēz, play an important role in the growth of cage-free egg demand and shaping regulations in emerging markets, and are well positioned to take advantage of the growing opportunities if they are able to succeed in their commitments.8

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2 https://www.humanesociety.org/resources/cage-free-vs-battery-cage-eggs#:~:text=Cage%2DFree%20Systems&text=Unlike%20battery%20hens%2C%20cage%2Dfree,hens%20who%20never%20go%20outside.

3 https://www.taiwannews.com.tw/en/news/4439414

4 https://www.marketdataforecast.com/market-reports/cage-free-eggs-market

5 https://www.pbs.org/newshour/economy/egg-producers-shift-as-public-demand-for-cage-free-hens-grows

6 https://www.industryresearch.biz/global-cage-free-eggs-market-19992013

7 https://www.frontiersin.org/articles/10.3389/fanim.2022.995430/full

8 https://www.thepoultrysite.com/articles/market-trend-increasing-demand-for-cage-free-eggs-in-eu-usa-and-asia

Market Demand for Cage-Free Eggs

The largest factor in the growth of the cage-free egg market is consumer demand for humanely raised animal proteins.9 Responding to consumer demand, California and Massachusetts adopted laws requiring all eggs sold in the states to be cage-free. Seven other states, Nevada, Oregon, Washington, Colorado, Michigan, Utah, and Rhode Island have similar laws which will come into effect in the coming years.10 In addition to animal welfare concerns, the demand for cage-free eggs is also driven by perceived health benefits. Healthy food options are preferred by 50% of U.S., U.K., German, and French consumers.11 Numerous studies have shown that cage-free eggs are more nutritious than eggs produced from battery cages.12 Mondelēz could better serve its customers by maintaining its commitments to cage-free eggs.

Firms are rewarded by customers for making cage-free egg commitments. Companies that announce cage-free egg commitments and provide updates receive notably positive public attention and praise.13 This includes companies that have made commitments in growing cage-free egg markets, such as China.14

Growth in International Suppliers and Demand

Meeting cage-free egg requirements is achievable in the international market today. In its opposition statement, Mondelēz suggests that “the supply of cage-free eggs is limited in certain markets in the Asia-Pacific region.”15 Yet, recent data suggests that this should not be a limiting factor. China produces, by far, the largest number of eggs in the world, and Mondelēz has invested over $50.9 million in facilities in Suzhou, China over the past 5 years.16 According to recent analysis, China only needs to produce 1.2 million eggs from hens raised in cage-free environments, or 0.00002% of their total, to meet all international commitments regarding cage-free eggs.17 Additionally, recent regulations in China are making it easier to certify cage-free productions. The “Evaluation Guidelines of Cage-free Egg Production” in 2021 for the first time provided clear standards on cage-free egg production.18 Outside of mainland China, trends in Taiwan increasingly point to a cage-free future. The Taiwanese government recently took steps to label eggs produced in conventional cages.19 Finally, a majority of egg producers in China, Japan, Indonesia, Malaysia, Philippines and Thailand believe that cage-free systems are feasible in their countries.20

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9 https://www.thomasnet.com/insights/how-consumer-choice-is-shaping-the-egg-industry/

10 https://www.wsj.com/articles/cal-maine-steps-up-investment-to-meet-demand-for-cage-free-eggs-11649107116

11 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/hungry-and-confused-the-winding-road-to-conscious-eating

12 https://www.thepoultrysite.com/articles/why-cage-free-and-why-now#:~:text=Numerous studies have found free,and higher levels of protein.

13 https://www.thepoultrysite.com/articles/why-cage-free-and-why-now#:~:text=Numerous studies have found free,and higher levels of protein.

14 https://www.thepoultrysite.com/articles/why-cage-free-and-why-now#:~:text=Numerous studies have found free,and higher levels of protein.

15 https://ir.mondelezinternational.com/node/27586/html

16 https://www.chinadaily.com.cn/a/202302/20/WS63f2cd39a31057c47ebafaed.html

17 https://academic.oup.com/af/article/13/1/34/7052110

18 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9947321/

19 https://www.poultryworld.net/poultry/taiwan-mandates-conventional-cage-systems-label-on-eggs/

20 https://www.frontiersin.org/articles/10.3389/fvets.2022.1038362/full

Competitors are more advanced in, or already achieving, their global cage-free egg goals. In its opposition statement, Mondelēz states that it does not use eggs in the majority of its products. This suggests that sourcing eggs for these limited products should not be a significant issue for Mondelēz. Other firms, such as Barilla,21 Danone,22 and Hormel Foods,23 already have succeeded in achieving their global cage-free egg goals. Additionally, General Mills24 and Conagra25 already disclose their global cage-free egg glidepath and are further along in achieving their global cage-free egg goals than Mondelēz.

3.	GOVERNANCE AND REPUTATIONAL RISKS

Mondelēz faces reputational risk both from consumers focused on animal welfare and from the investing community if it is unable to meet its goals. Visibility into supply chains has grown rapidly over the past 5 years, exposing unsanitary and inhumane conditions inside the battery cage egg production system. This increase in visibility, driven in part by technological advancement, has created a generational shift in concerns about animal welfare. Consumers under 24 are 23% more likely to view farm animal welfare and the natural environment as key concerns compared to those over the age of 65.26 Further, inability to meet and report on its cage-free egg commitments could lead to backlash, as was the case with McDonald’s commitments to remove swine gestation crates from its pork supply chain. Failure to meet commitments could be signs of underlying governance risk.

Governance Risk

Investors rely on management to pledge and implement policies which will positively impact shareholder value. If management makes a pledge, but then does not follow through with its commitments, investors may lose confidence in management. Loss of shareholder confidence in management could lead to economic consequences and could point to underlying issues with the firm’s governance.27 If management backtracks on its commitments, it could limit accountability, agility, and competitive advantage. To counteract this, firms are encouraged to ensure their promises are public to track progress in a transparent manner, and to invite credible third parties to monitor progress on delivery.28 These best management practices are in line with the Proponent’s shareholder resolution.

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21 https://www.barillagroup.com/en/press-room/press-releases/barilla-switches-to-100-cage-free-eggs/

22 https://www.danone.com/content/dam/danone-corp/danone-com/about-us-impact/policies-and-commitments/en/2018/2018_03_16_DanonesCommitmentToCageFreeEggsAndEggIngredients.pdf

23 https://www.hormelfoods.com/responsibility/our-approach-to-issues-that-matter/animal-care/eggs/

24 https://www.generalmills.com/how-we-make-it/healthier-planet/sustainable-and-responsible-sourcing/animal-welfare

25 https://www.conagrabrands.com/news-room/news-conagra-brands-accelerates-transition-to-100-cage-free-eggs-prn-122774

26 https://www.foodethicscouncil.org/opinion/generations-split-on-fairness-in-the-food-system/

27 https://www.jstor.org/stable/j.ctt7szn5

28 https://hbr.org/2007/04/promise-based-management-the-essence-of-execution

Reputational Risk

Mondelez could face reputational risk for failing to meet its commitments. McDonald’s recently faced negative press over another broken promise on swine gestation crates in 2022, which led to articles in the New York Times,29 CNBC,30 The Financial Times,31 BBC News,32 Forbes,33 Vox,34 CNN Business,35 Reuters,36 The Wall Street Journal,37 Axios,38 and Fortune.39 Fallout from the reversal on swine gestation crates also led to a public proxy fight led by McDonald’s investor, Carl Icahn. The candidate he challenged retired their seat after the company’s annual general meeting.40 Mondelēz could also face reputational risk by falling behind its competitors. Brands such as Barilla,41 Danone,42 Hormel,43 Ferraro,44 Nestle,45 Unilever,46 and Kraft Heinz,47 are further along in their global cage-free egg commitments and provide a reasonable glidepath to meet their commitments.

CONCLUSION

The proposal makes a reasonable demand that Mondelēz provides interim targets for its cage-free egg commitments. This is in line with competitors’ disclosures, parallels Mondelēz’s climate-related timebound glidepath, and is in the best interest of shareholders. The market for cage-free eggs, and the supply to match it is expected to grow significantly internationally and domestically, driven by consumer demand and international commitments. Previously lagging major egg producers such as China have begun implementing new cage-free certification schemes, adding to the reliability of the supply chain. Finally, by disclosing glidepath benchmarks for reaching 100% cage-free eggs outside of Russia and Ukraine by 2025, Mondelēz could help limit its governance and reputational risk, protect its brand image, and provide shareholders assurance that it will meet its commitments.

Shareholders are urged to vote FOR the proposal asking Mondelēz to disclose or create any annual glidepath benchmarks for achieving its global cage-free egg goal by 2025.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, Inc. at aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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29 https://www.nytimes.com/2022/02/20/business/dealbook/mcdonalds-pork-carl-icahn.html

30 https://www.cnbc.com/2022/02/20/carl-icahn-launches-proxy-fight-with-mcdonalds-over-treatment-of-pigs.html

31 https://www.ft.com/content/a4a6bca4-d60e-425a-919e-61015eb3300d

32 https://www.bbc.com/news/business-60458129

33 https://www.forbes.com/sites/jonathanponciano/2022/04/21/legendary-investor-carl-icahn-slams-mcdonalds-for-glaring-cruelty-in-pig-supply-chain-proxy-fight/?sh=2c764c001111

34 https://www.vox.com/future-perfect/22958698/mcdonalds-icahn-pork-pigs-gestation-crates-animal-welfare

35 https://www.cnn.com/2022/04/21/business/carl-icahn-mcdonalds-pigs/index.html

36 https://www.reuters.com/business/mcdonalds-calls-icahn-demands-sourcing-pigs-unfeasible-expensive-2022-04-21/

37 https://www.wsj.com/articles/carl-icahn-mcdonalds-pigs-gestation-crates-11644335198

38 https://www.axios.com/2022/02/21/mcdonalds-carl-icahn-pig-proxy-fight

39 https://fortune.com/2022/02/18/carl-ichan-mcdonalds-pigs-animal-rights/

40 https://www.prnewswire.com/news-releases/mcdonalds-announces-key-changes-to-board-of-directors-301609612.html

41 https://www.barillagroup.com/en/press-room/press-releases/barilla-switches-to-100-cage-free-eggs/

42 https://www.danone.com/content/dam/danone-corp/danone-com/about-us-impact/policies-and-commitments/en/2018/2018_03_16_DanonesCommitmentToCageFreeEggsAndEggIngredients.pdf

43 https://www.hormelfoods.com/responsibility/our-approach-to-issues-that-matter/animal-care/eggs/

44 https://www.ferrero.com/fc-4073?newsRVP=1844

45 https://www.nestle.com/sustainability/sustainable-sourcing/farming-communities-ecosystems

46 https://www.unilever.com/planet-and-society/responsible-business/farm-animal-welfare/

47 https://www.kraftheinzcompany.com/esg/animal-welfare.html